Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 6, 2007

Relating to Preliminary Prospectus dated November 14, 2007

Registration Statement No. 333-144899

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 14, 2007 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 8 to the Registration Statement on Form S-1 (File No. 333-144899) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus and primarily relates to a reduction in the number of shares offered and the anticipated offering price and a consequent reduction in the anticipated net proceeds of the offering. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1227930/000119312507260008/0001193125-07-260008-index.htm.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Common stock offered by us:	8,000,000 shares.

Over-allotment option:

The selling stockholders, which include our chief executive officer and certain other members of our management, have granted the underwriters an option for a period of 30 days to purchase up to 1,200,000 additional shares of common stock.

Common stock to be outstanding after this offering:	67,614,775 shares.

Initial public offering price per share:	Expected to be between $6.00 and $8.00 per share. This represents a price per share below the price range of $9.00 to $11.00 indicated in the Preliminary Prospectus.

Net proceeds to us:

Approximately $48.8 million, based upon an assumed initial public offering price of $7.00 per share, the mid-point of the price range set forth above, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share, the mid-point of the price range set forth above, would increase (decrease) the net proceeds to us from this offering by approximately $7.4 million, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	The net proceeds that we will receive from this offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus.

We anticipate using approximately $9.0 million of the net proceeds to us from this offering for the repayment of all principal and accrued interest owed under RF Magic’s credit facility with Horizon and under Entropic’s credit facility with Horizon and Silicon Valley Bank. A prepayment penalty equaling 1.0% of the principal amount then outstanding under the RF Magic credit facility ($70,000 based on the principal amounts set forth in the Preliminary Prospectus) and 2.0% of the principal amount then outstanding under the Entropic credit facility ($40,000 based on the principal amounts set forth in the Preliminary Prospectus) will apply if the net proceeds received by Horizon and Silicon Valley Bank as selling stockholders in this offering do not exceed a threshold amount specified in the applicable loan and security agreements. If the initial public offering price falls within the expected price range of $6.00 to $8.00 per share, the prepayment penalty under the RF Magic credit facility will apply but the prepayment penalty under the Entropic credit facility will not apply. In the event any such prepayment penalty does apply, we intend to use net proceeds to us from this offering to pay such amount.

Apart from the repayment of outstanding indebtedness as described above, we currently have no specific plans for the use of the net proceeds to us from this offering, nor have we performed studies or made preliminary decisions with respect to the best use of the capital resources resulting from this offering. We anticipate using the balance of the net proceeds to us from this offering for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to us from this offering to acquire or license products, technologies or businesses, but we currently have no agreements or commitments relating to material acquisitions or licenses.

As adjusted balance sheet data:

Based on an initial public offering price of $7.00 per share, the mid-point of the price range set forth above, as of September 30, 2007, on an as adjusted basis: cash and cash equivalents would have been approximately $50.9 million, working capital would have been approximately $70.5 million, total assets would have been approximately $217.0 million, and total stockholders’ equity would have been approximately $194.0 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share, the mid-point of the price range set forth above, would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ equity by approximately $7.4 million, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As adjusted capitalization:

Based on an initial public offering price of $7.00 per share, the mid-point of the price range set forth above, as of September 30, 2007, on an as adjusted basis: additional paid-in capital would have been approximately $286.3 million, accumulated deficit would have been approximately $92.4 million, total stockholders’ equity would have been approximately $194.0 million and total capitalization would have been approximately $194.5 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share, the mid-point of the price range set forth above, would increase (decrease) each of the as adjusted additional paid-in capital, total stockholders’ equity and total capitalization by approximately $7.4 million, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution:

After giving effect to the sale of common stock offered in this offering at an initial public offering price of $7.00 per share, the mid-point of the price range set forth above, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been approximately $71.7 million, or approximately $1.06 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.68 per share to existing stockholders, and an immediate dilution of $5.94 per share to investors participating in this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share, the mid-point of the price range set forth above, would increase the pro forma as adjusted net tangible book value per share after this offering by $0.11 per share, and would increase the dilution in pro forma net tangible book value per share to investors in this offering by $0.89 per share, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Based on an initial public offering price of $7.00 per share, the mid-point of the price range set forth above, the investors participating in this offering will have purchased approximately 11.8% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 19.9% of the total consideration paid for our common stock.

Assuming the exercise of all options, warrants and put and call rights outstanding or exercisable as of September 30, 2007 and the conversion of all of our preferred stock outstanding as of September 30, 2007 into shares of our common stock, and based on the same initial public offering price per share, the investors participating in this offering will have purchased approximately 10.6% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 19.2% of the total consideration paid for our common stock.

Severance and change of control benefits:

The following table sets forth the value of the accelerated vesting provisions provided by the severance arrangements described in the Preliminary Prospectus with respect to each named executive officer in the event of a termination described in the Preliminary Prospectus.

	Upon Termination Without Cause or Resignation for Good Reason – No Change in Control	Upon Termination Without Cause or Resignation for Good Reason – Change in Control (1)
Name	Value of Accelerated Vesting (2)	Value of Accelerated Vesting (2)
Patrick Henry	$2,628,288	$5,256,565
Kurt Noyes	–	$444,999
Michael Economy	–	$672,634
Andre Chartrand	–	$1,026,919
Anton Monk	–	$513,461

(1)	Assumes that the termination without cause or resignation for good reason occurs within the time period specified in the applicable change of control agreement.

(2)	The value of accelerated vesting is equal to an assumed initial offering price of $7.00 per share, the mid-point of the price range set forth above, multiplied by the number of shares subject to accelerated vesting, less the stock option exercise price, if applicable.

Outstanding equity awards at December 31, 2006:	The following table sets forth, as of December 31, 2006, the market value of shares or units of stock that had not vested for stock awards granted to certain of our named executive officers.

Name	Market Value of Shares or Units of Stock That Have Not Vested (1)
Patrick Henry	$3,957,688
Michael Economy	$490,000

(1)	The market value is determined using an initial public offering price of $7.00 per share, the mid-point of the price range set forth above.

Option exercises and stock vested:

The following table sets forth information regarding the value realized pursuant to the exercise of stock options and the vesting of stock during the year ended December 31, 2006 by certain of our named executive officers.

Name	Option Awards – Value Realized on Exercise (1)	Stock Awards – Value Realized on Vesting (2)
Patrick Henry	$1,976,821	$350,000
Michael Economy	—	$420,000

(1)	The value realized on exercise is equal to the difference between the option exercise price and an assumed initial public offering price of $7.00 per share, the mid-point of the price range set forth above, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

(2)	The value realized on vesting is equal to an assumed initial public offering price of $7.00 per share, the mid-point of the price range set forth above, multiplied by the number of shares that vested, without taking into account any taxes that may be payable in connection with the transaction.

Principal and selling stockholders:

The following table sets forth certain information with respect to the beneficial ownership of common stock as of November 30, 2007 by each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock, each of our directors, each of our named executive officers, all of our directors and executive officers as a group, and each selling stockholder. The percentage ownership information shown in the table is based upon 67,920,756 shares of common stock outstanding as of November 30, 2007, which assumes (i) the conversion of all outstanding shares of preferred stock into common stock, (ii) the issuance of 8,000,000 shares of common stock in this offering and (iii) the surrender of all stock certificates formerly representing RF Magic’s capital stock in exchange for shares of our capital stock. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% or Greater Stockholders
CMEA Ventures Information Technology II, L.P. and its affiliates(1)	7,575,795	12.6%	11.1%
One Embarcadero Center, Suite 3250 San Francisco, CA 94111

Redpoint Ventures II, L.P. and its affiliates(2).	6,161,251	10.3	9.1
3000 Sand Hill Road Building 2, Suite 290 Menlo Park, CA 94025

Focus Ventures II and its affiliates(3)	3,837,997	6.4	5.7
525 University Avenue, Suite 1400 Palo Alto, CA 94301

Granite Ventures, L.P. and its affiliates(4)	3,281,484	5.5	4.8
One Bush Street, 13th Floor San Francisco, CA 94104

Mission Ventures II, LP and its affiliates(5)	3,028,462	5.1	4.5
11512 El Camino Real, Suite 215 San Diego, CA 92130

Directors and Named Executive Officers
Patrick Henry(6)	2,112,267	3.5	3.1
Kurt Noyes(7)	205,024	*	*
Michael Economy(8)	383,076	*	*
Andre Chartrand(9)	369,229	*	*
Anton Monk(10)	626,113	1.0	*
Thomas Baruch(11)	7,575,795	12.6	11.1
Amir Mashkoori(12)	98,461	*	*
Kenneth Merchant(13)	98,461	*	*
Umesh Padval(14)	98,461	*	*
John Walecka(15)	6,161,251	10.3	9.1
Rouzbeh Yassini(16)	302,653	*	*
All executive officers and directors as a group (14 persons)(17)	20,626,679	33.3	29.5

Selling Stockholders(18)
Horizon Technology Funding Company LLC(19)	224,407	*	*
76 Batterson Park Road Farmington, CT 06032

SVB Financial Group(20)	134,720	*	*
3003 Tasman Dr. (HF228) Santa Clara, CA 95054

Keith Bargroff(21)	257,464	*	*
Andre Chartrand(9)(22)	369,229	*	*
Michael Economy(8)(23)	383,076	*	*
Mark Foley(24)	1,188,615	2.0	1.7
Bert Fransis(25)	496,954	*	*
Itzhak Gurantz(26)	1,418,373	2.4	2.1
Dale Hancock(27)	1,233,238	2.1	1.8
Patrick C. Henry and Wendy A. Henry Family Trust(28)	1,602,564	2.7	2.4
Ronald Lee(29)	182,305	*	*
David Lyle(30)	438,859	*	*
Jonathan Masel(31)	217,877	*	*
Anton Monk(10)(32)	626,113	1.0	*
Kurt Noyes(7)(33)	205,024	*	*
Timothy Pappas(34)	237,691	*	*

*	Represents beneficial ownership of less than 1%.

(1)	Includes shares held by CMEA Ventures Information Technology II, Civil Law Partnership. Thomas Baruch, a member of our board of directors, and James Watson are members of CMEA Ventures Information Technology II, L.P. and have voting and investment power over the shares held by CMEA Ventures Information Technology II, L.P. Each of Messrs. Baruch and Watson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 50,376 shares subject to warrants that will terminate upon the closing of this offering and 51,076 shares subject to an option held by Mr. Baruch that is exercisable as of January 29, 2008.

(2)	Includes shares held by Redpoint Associates II, LLC, Redpoint Technology Partners A-I, L.P. and Redpoint Technology Partners Q-I, L.P. The voting and disposition of the shares held by Redpoint Ventures II, L.P. is determined by Redpoint Ventures II, LLC, its general partner. The voting and disposition of the shares held by Redpoint Technology Partners A-I, L.P. and Redpoint Technology Partners Q-I, L.P. is determined by Redpoint Ventures I, LLC, the general partner of Redpoint Technology Partners A-I, L.P. and Redpoint Technology Partners Q-I, L.P. Jeffery Brody, Thomas Dyal, Timothy Haley, G. Bradford Jones, John Walecka and Geoffrey Yang are the managing members of Redpoint Ventures I, LLC, Redpoint Ventures II, LLC and Redpoint Associates II, LLC and have shared voting and investment power over the shares held by Redpoint Ventures II, L.P., Redpoint Associates II, LLC, Redpoint Technology Partners A-I, L.P. and Redpoint Technology Partners Q-I, L.P. Messrs. Brody, Dyal, Haley, Jones, Walecka and Yang disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Also includes 51,076 shares subject to an option held by Mr. Walecka that is exercisable as of January 29, 2008.

(3)	Includes shares held by FV Investors II A, L.P. and FV Investors II QP, L.P. Focus Ventures Partners II, L.P. is the general partner of Focus Ventures II, L.P., FV Investors II A, L.P. and FV Investors II QP, L.P. James H. Boettcher, Kevin McQuillan, Steven Bird and George Bischof are the general partners of Focus Ventures Partners II, L.P. Messrs. Boettcher, McQuillan, Bird and Bischof have shared voting and investment control over all the shares held by Focus Ventures II, L.P., FV Investors II A, L.P. and FV Investors II QP, L.P. Each of Messrs. Boettcher, McQuillan, Bird and Bischof disclaims beneficial ownership of the shares held by Focus Ventures II, L.P., FV Investors II A, L.P. and FV Investors II QP, L.P., except to the extent of their pecuniary interest therein.

(4)	Includes 1,453,998 shares and 22,670 shares subject to warrants held by Granite Ventures, L.P., 1,615,554 shares and 25,189 shares subject to warrants held by TI Ventures III, L.P., and 161,554 shares and 2,519 shares subject to warrants held by Todd U.S. Ventures LLC. The warrants will terminate upon the closing of this offering. Granite Ventures LLC is the managing member of each entities’ general partner. Granite Management, LLC is the general partner of Granite Ventures, L.P, TI Ventures Management III, LLC is the general partner of TI Ventures III, L.P. and H&Q Todd Ventures Management, LLC is the member of Todd U.S. Ventures, LLC. Granite Ventures, LLC is the manager of each of Granite Management, LLC, TI Ventures Management III, LLC and H&Q Todd Ventures Management, LLC. Jacqueline Berterretche, Thomas Furlong, Christopher Hollenbeck, Samuel Kingsland, Standish O’Grady, Leonard Rand and Eric Zimits are the managing directors of Granite Ventures, LLC and share voting and investment power with respect to the shares held by Granite Ventures, L.P., TI Ventures III, L.P. and Todd U.S. Ventures, LLC. Each of Ms. Berterretche and Messrs. Furlong, Hollenbeck, Kingsland, O’Grady, Rand and Zimits disclaim beneficial ownership of the shares held by Granite Ventures, L.P., TI Ventures III, L.P. and Todd U.S. Ventures, LLC, except to the extent of their pecuniary interest therein.

(5)

Includes shares held by Mission Ventures Affiliates II, L.P. The voting and disposition of these shares is determined by Mission Ventures Management II, LLC, the general partner of Mission Ventures II, L.P. and Mission Ventures Affiliates II, L.P. Robert F. Kibble and David J. Ryan and Edward Alexander and Leo S. Spiegel, a former member of our board of directors, are managing members and general members, respectively, of Mission Ventures Management II, LLC and share voting and investment power with respect to the shares held by Mission Ventures II, L.P. and Mission Ventures Affiliates II, L.P. Each of Messrs.

Kibble, Ryan, Alexander and Spiegel disclaim beneficial ownership of the shares held by Mission Ventures II, L.P. and Mission Ventures Affiliates II, L.P., except to the extent of their pecuniary interest therein.

(6)	Includes 1,294,872 shares, 153,846 shares and 153,846 shares held by the Patrick C. Henry and Wendy A. Henry Family Trust, the Patrick C. Henry 2007 Annuity Trust and the Wendy A. Henry 2007 Annuity Trust, respectively, of which Mr. Henry and his wife, Wendy A. Henry, are co-trustees. Of these shares, 303,526 are subject to repurchase as of January 29, 2008. Also includes 509,703 shares subject to options which are exercisable as of January 29, 2008.

(7)	Of these shares, 962 are subject to repurchase as of January 29, 2008. Also includes 165,024 shares subject to options which are exercisable as of January 29, 2008.

(8)	Includes 46,154 shares held by annuity trusts for the benefit of Mr. Economy and his wife, who are co-trustees of such trusts and 15,385 shares held in trusts for the benefit of Mr. Economy’s children. Of these shares, 40,128 are subject to repurchase as of January 29, 2008. Also includes 81,538 shares subject to options which are exercisable as of January 29, 2008.

(9)	Includes 199,999 shares subject to options which are exercisable as of January 29, 2008.

(10)	Of these shares, 67,308 are subject to repurchase as of January 29, 2008. Also includes 55,344 shares subject to options which are exercisable as of January 29, 2008.

(11)	Includes the shares referred to in footnote (1) above. Other than the shares subject to the option, Mr. Baruch disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12)	All of these shares are subject to a stock option which is exercisable as of January 29, 2008.

(13)	All of these shares are subject to a stock option which is exercisable as of January 29, 2008.

(14)	Includes 67,692 shares subject to a stock option which is exercisable as of January 29, 2008.

(15)	Includes the shares referred to in footnote (2) above. Other than the shares subject to the option, Mr. Walecka disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(16)	Includes 105,731 shares held by YAS Broadband Ventures, LLC. Mr. Yassini is the President and Chief Executive Officer of YAS Broadband Ventures, LLC and has sole voting and investment power over these shares. Mr. Yassini disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 98,461 shares subject to options held by Mr. Yassini and an additional 98,461 shares subject to stock options held by YAS Broadband Ventures, LLC, all of which are exercisable as of January 29, 2008.

(17)	Includes 18,539,890 outstanding shares, of which 652,307 will be subject to repurchase as of January 29, 2008. Also includes 2,036,413 shares subject to options that will be exercisable as of January 29, 2008 and 50,376 shares subject to the warrants referred to in footnote (1) above.

(18)	The selling stockholders, which include our chief executive officer and certain other members of our management, will sell shares in this offering only if the underwriters exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, such stockholders will sell the following shares in this offering: Horizon Technology Funding Company LLC, 224,407 shares; SVB Financial Group, 134,720 shares; Mr. Bargroff, 25,538 shares; Mr. Chartrand, 15,384 shares; Mr. Economy, 38,307 shares; Mr. Foley, 150,026 shares; Mr. Fransis, 55,384 shares; Dr. Gurantz, 138,461 shares; Mr. Hancock, 133,674 shares; Patrick C. Henry and Wendy A. Henry Family Trust, 100,776 shares; Mr. Lee, 7,692 shares; Mr. Lyle, 23,076 shares; Mr. Masel, 60,249 shares; Dr. Monk, 69,230 shares; Mr. Noyes, 12,307 shares; and Mr. Pappas, 10,769 shares. Each of the selling stockholders has represented that the shares to be sold in this offering, and any securities which would be exercised for such shares, were not acquired pursuant to any agreements or understandings, directly or indirectly, with any person to distribute such shares or securities. In the event of a partial exercise of the over-allotment option, the shares to be sold by the selling stockholders pursuant to the over-allotment option will be proportionately reduced.

(19)	Constantine Michael Dakelas, President of Horizon Technology Funding Company II LLC, has sole voting and investment control over the shares beneficially owned by Horizon Technology Funding Company II LLC. The shares to be sold in this offering consist of shares issuable upon exercise of warrants which would be exercised prior to the sale of the underlying shares. Of the warrants which would be exercised, one warrant to purchase up to 478,296 shares of our Series D-3 preferred stock at an exercise price of $1.3172 per share was issued in consideration for and in connection with Horizon Technology Funding Company LLC’s entry into a loan and security agreement with RF Magic in October 2006, and one warrant to purchase up to 523,885 shares of our Series C preferred stock at an exercise price of $0.8017 per share was issued in consideration for and in connection with Horizon Technology Funding Company LLC’s entry into a loan and security agreement with us in April 2007.

(20)

Paulette Mehas and Michael Kruse are the treasurer and portfolio manager, respectively, of SVB Financial Group and have shared voting and investment control over the shares beneficially owned by SVB Financial Group. The shares to be sold in this offering consist of shares issuable upon exercise of warrants which would be exercised prior to the sale of the underlying shares. Of the warrants which would be exercised, one warrant to purchase up to 101,225 shares of our Series D-2 preferred stock at an exercise price of $0.7409 per share was originally issued in consideration for and in connection with Silicon Valley Bank, a wholly-owned subsidiary of SVB Financial Group, entering into a loan and security agreement with RF Magic in December 2001, one warrant to purchase up to 165,000 shares of our Series A preferred stock at an exercise price of $1.2032 per share was originally issued in consideration for and in connection with Silicon Valley Bank’s entry into a loan and security agreement with us in March 2002, one warrant to purchase up to 83,512 shares of our Series D-3 preferred stock at an exercise price of $1.3172 per share was originally issued in consideration for and in connection with Silicon Valley Bank’s entry into a loan and security agreement with RF Magic in October 2006, and one warrant to purchase up to 174,628 shares of our Series C preferred stock at an exercise price of $0.8017 per share was originally issued in consideration for and in connection with Silicon Valley Bank’s entry into a loan and security agreement with us in April 2007. SVB Financial Group is the parent company of SVB Securities, a registered broker-dealer. SVB Financial Group has represented that the warrants held by it were acquired in the ordinary course of business and that at the time of the acquisition it did not have any agreements or understandings, directly or indirectly, with any person to distribute the warrants or the underlying shares.

(21)	Includes 6,813 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired in connection with our acquisition of RF Magic in June 2007, in exchange for shares of RF Magic common stock. Prior to our acquisition of RF Magic in June 2007, Mr. Bargroff had acquired 200,000 shares of RF Magic’s common stock upon the exercise of a stock option in April 2001 for an aggregate exercise price of $25,000, 25,541 shares of RF Magic’s common stock upon the exercise of a stock option in August 2001 for an aggregate exercise price of $5,747, and 42,708 shares of RF Magic’s common stock upon the exercise of a stock option in March 2007 for an aggregate exercise price of $17,083. Each such stock option was granted in connection with employment services. Mr. Bargroff co-founded RF Magic and currently serves as our Director, Technical Marketing.

(22)	The shares to be sold in this offering consist of shares acquired upon exercise of a stock option in January 2007, for an aggregate exercise price of $5,000. The stock option was granted in August 2005 in connection with employment services. Mr. Chartrand currently serves as our Vice President of Broadband Engineering.

(23)	The shares to be sold in this offering consist of shares acquired upon exercise of a stock option in April 2005, for an aggregate exercise price of $12,450. The stock option was granted in April 2004 in connection with employment services. Mr. Economy currently serves as our Vice President of Worldwide Sales.

(24)	Includes 52,088 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired in connection with our acquisition of RF Magic in June 2007, in exchange for shares of RF Magic common stock. Prior to our acquisition of RF Magic in June 2007, Mr. Foley had acquired 1,150,000 shares of RF Magic’s common stock pursuant to the purchase of founder’s stock in September 2000 for an aggregate purchase price of $1,150 and 114,700 shares of RF Magic’s common stock upon the exercise of a stock option in October 2001 for an aggregate exercise price of $25,808. The stock option was granted in connection with employment services. Mr. Foley co-founded RF Magic and currently serves as our President and Chief Operating Officer.

(25)	Includes 20,866 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired in connection with our acquisition of RF Magic in June 2007, in exchange for shares of RF Magic common stock. Prior to our acquisition of RF Magic in June 2007, Mr. Fransis had acquired 400,000 shares of RF Magic’s common stock upon the exercise of a stock option in October 2000 for an aggregate exercise price of $400, 51,180 shares of RF Magic’s common stock upon the exercise of a stock option in August 2001 for an aggregate exercise price of $11,516, and 58,333 shares of RF Magic’s common stock upon the exercise of stock options in April 2007 for an aggregate exercise price of $23,333. Each such stock option was granted in connection with employment services. Mr. Fransis co-founded RF Magic and currently serves as our Senior Director, RFIC Engineering.

(26)	Includes 256,922 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired pursuant to the purchase of founder’s stock in March 2001, for an aggregate purchase price of $450. Dr. Gurantz co-founded Entropic and currently serves as our Chief Technology Officer.

(27)	Includes 3,893 shares subject to options which are exercisable as of January 29, 2008 and an aggregate of 46,474 shares of common stock beneficially owned by Mr. Hancock’s children. The shares to be sold in this offering consist of shares acquired in connection with our acquisition of RF Magic in June 2007, in exchange for shares of RF Magic common stock. Prior to our acquisition of RF Magic in June 2007, Mr. Hancock had acquired 1,150,000 shares of RF Magic’s common stock pursuant to the purchase of founder’s stock in September 2000 for an aggregate purchase price of $1,150 and 114,700 shares of RF Magic’s common stock upon the exercise of a stock option in October 2001 for an aggregate exercise price of $25,808. The stock option was granted in connection with employment services. Mr. Hancock co-founded RF Magic and currently serves as our Vice President of RF Technology.

(28)	The shares to be sold in this offering consist of shares acquired upon exercise of a stock option in December 2005, for an aggregate exercise price of $50,000, and subsequently transferred to the Patrick C. Henry and Wendy A. Henry Family Trust. Mr. Henry and his wife, Wendy A. Henry, are co-trustees of the Patrick C. Henry and Wendy A. Henry Family Trust. The stock option was granted in September 2003 in connection with employment services.

(29)	Includes 91,536 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired upon exercise of a stock option in September 2001, for an aggregate exercise price of $250. The stock option was granted in September 2001 in connection with employment services. Mr. Lee currently serves as our Director, Systems Engineering.

(30)	Includes 345,912 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares issuable upon exercise of stock options each with an exercise price of $0.43 per share, which would be exercised prior to the sale of the underlying shares. Such stock options were originally granted by RF Magic in August 2005 in connection with employment services and subsequently became options to purchase shares of our common stock in connection with our acquisition of RF Magic. Mr. Lyle currently serves as our Chief Financial Officer.

(31)	Includes 44,780 shares deposited into an escrow account pursuant to the terms of our acquisition of Arabella to potentially be used to satisfy certain indemnification claims that we may make. The shares to be sold in this offering consist of shares acquired in connection with our acquisition of Arabella in May 2007, in exchange for ordinary shares of Arabella. Mr. Masel founded Arabella and currently serves as our Vice President and General Manager, Entropic Israel.

(32)	The shares to be sold in this offering consist of shares acquired pursuant to the purchase of founder’s stock in March 2001, for an aggregate purchase price of $225. Dr. Monk co-founded Entropic and currently serves as our Vice President of Communications Technology.

(33)	The shares to be sold in this offering consist of shares issuable upon exercise of a stock option with an exercise price of $0.3250 per share, which would be exercised prior to the sale of the underlying shares. The stock option was granted in April 2004 in connection with employment services. Mr. Noyes currently serves as our Vice President, Finance and Chief Accounting Officer.

(34)	Of these shares, 55,993 are subject to repurchase as of January 29, 2008. Also includes 61,538 shares subject to options which are exercisable as of January 29, 2008. The shares to be sold in this offering consist of shares acquired upon exercise of stock options in January 2007, for an aggregate exercise price of $1,138. The stock option was granted in October 2002 in connection with employment services. Mr. Pappas currently serves as our Vice President of Operations.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by Credit Suisse Securities (USA) LLC Prospectus Department, One Madison Avenue, New York, NY 10010, telephone 1-800-221-1037, or Lehman Brothers Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, telephone 1-888-603-5847, fax 1-631-254-7140 or email at qiana.smith@broadridge.com.